Exhibit 99.3

Form of Proxy - Annual General Meeting to be held on June 29, 2017 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the directions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted upon, the securities will be voted or withheld from voting accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 10:00 AM (Pacific Time) on June 27, 2017. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone Call the number listed BELOW from a touch tone telephone.1-866-732-VOTE (8683) Toll Free To Vote Using the Internet Go to the following web site: www.investorvote.com Smartphone? Scan the QR code to vote now. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Appointees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER

Fold Appointment of Proxyholder I/We being registered shareholder(s) of Almaden Minerals Ltd. hereby appoint: J. Duane Poliquin, or failing him, Morgan Poliquin, OR Print the name of the person you are appointing if this person is someone other than the Management Appointees listed herein. as my/our proxyholder with full power of substitution to attend, act and vote for and on my/our behalf in accordance with the following direction (or if no directions have been given, as recommended by Management) and on all other matters that may properly come before the Annual General Meeting of shareholders of Almaden Minerals Ltd. (the "Company") to be held at the Terminal City Club, Ceperely Room, 837 West Hastings Street, Vancouver, BC, V6B 1V6, on June 29, 2017 at 10:00 AM (Pacific Time) (the "Meeting") and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY OVER THE BOXES. 1. Number of Directors To set the number of Directors at seven (7). Against 2. Election of Directors 01. Duane Poliquin For Withhold 02. Morgan Poliquin For Withhold 03. John McCleary For Withhold 04. Mark T. Brown 05. Gerald Carlson 06. William Worrall 07. David Strang 3. Appointment of Auditors To appoint Davidson & Company LLP as Auditors of the Company for the ensuing year. For Withhold 4. Stock Option Plan To approve the unallocated options, rights or other entitlements under the Company's Stock Option Plan as described in the Management Information Circular in respect of the Meeting. For Against 5. Shareholder Rights Plan To approve the amendment to, and to reconfirm, the Company's Shareholder Rights Plan as described in the Management Information Circular in respect of the Meeting. For Against Authorized Signature(s) - This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our directions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting directions are indicated above, this Proxy will be voted as recommended by Management. Signature(s) Date A L Q Q 2 5 3 7 5 8 A R 0